Exhibit 11.0

CRAGAR INDUSTRIES, INC.

Schedule of Computation of Earnings Per Share

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Earnings (Loss) Per Share
Income (Loss)	$(79,267)	$37,819	$(111,876)	$285,498
Less: Preferred Stock Dividends in Arrears	—	—	—	—

Income (loss) available to Common Stockholders	$(79,267)	$37,819	$(111,876)	$285,498

Basic EPS—Weighted Average
Shares Outstanding	3,866,496	3,897,611	3,848,551	3,897,611

Basic Earnings (loss) Per Share	$(0.02)	$0.01	$(0.03)	$0.07

Basic EPS—Weighted Average
Shares Outstanding	3,866,496	3,897,611	3,848,551	3,897,611
Effect of Diluted Securities:
Stock options and Warrants	—	84,000	—	84,000
Convertible Preferred Stock	—	—	—	—

Diluted EPS—Weighted Average
Shares Outstanding	3,866,496	3,981,611	3,848,551	3,981,611

Diluted Earnings Per Share	$(0.02)	$0.01	$(0.03)	$0.07

(1) - The Company’s outstanding stock options, warrants, and convertible preferred stock have antidilutive effect on net loss per share for the three months and nine months ended September 30, 2003. As a result, such amounts have been excluded from the computations of diluted loss per share for those periods.